September 28, 2007

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, NY 10016

      Re:	Millennium India Acquisition Company Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed August 17, 2007
		File No. 0-51545

Dear Mr. Cherian:

      The following comments are from the Division of Investment
Management.

General
1. It appears that Millennium is an investment company within the definition set forth in ICA 3(a)(1). Please either register the company, or provide us with your written analysis as to why Millennium is not an investment company. If you register, then modify the proxy statement accordingly.
2. Among the proposals that shareholders are asked to approve is the
following.
To consider and vote upon a proposal to approve the issuance of shares of Millennium common stock at below net asset value to registered holders of Millennium`s outstanding warrants.
The proxy statement states that
To approve the issuance of Millennium shares to registered holders of
warrants at below net asset value, a majority of the common stock outstanding must vote in favor of the proposal as specified under the
Investment Company Act of 1940.
Section 23(b)(2) of the Investment Company Act of 1940 (ICA)
requires
approval by a majority of the shareholders, i.e., you count shareholders, not shares. Please modify the proxy statement accordingly. The relevant part of Section 23(b) appears below.
Section 23(b): No registered closed-end company shall sell any common
stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount (which net asset value shall be determined as of a time
within forty-eight hours, excluding Sundays and holidays, next preceding the time of such determination), except ... (2) with the consent of a majority of its common stockholders;
3. If Millennium plans to have the options and warrants described in
the proxy statement outstanding after it registers under the ICA, please explain why this capital structure is consistent with Section
18(d) under the ICA. Please state whether Millennium is relying on The South America Fund N.V. (pub. avail. Sept. 2, 1993).
4. Expand the discussion contained in the third paragraph on page
34
to highlight the specific restrictions and limitations imposed by the
1940 Act that will materially affect the operations of Millennium. The disclosure should compare Millennium`s current restrictions or policies and explain how they will change after it registers under the 1940 Act.
5. The discussion contained in the fourth paragraph on page 34 indicates that, after registering as an investment company, Millennium will provide shareholder reports on a semi-annual basis pursuant to the 1940 Act. However, due to the significance of SMC and
SAM to its financial position, Millennium should instead include in
its annual, quarterly and other filings updated financial
statements
and other material information about SMC and SAM on an ongoing and timely basis. In your response letter, identify the periodic reports that Millennium proposes to file with the SEC, as well as the frequency of their filing, and describe the types of updated financial statement and other material information that it will include in those reports. Your response should also specifically indicate how Millennium will be able to file updated financial statements and other material information about SMC and SAM on an ongoing and timely basis.
* * * * *

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

      You may contact James Curtis, Branch Chief, at (202) 551-
6712
if you have questions regarding comments 1, 2, and 3, and Richard
Pfordte at (202) 551-6967 if you have questions regarding comments 4 and 5.

      					Sincerely,


      					John Reynolds
      					Assistant Director
      					Division of Corporation Finance


cc.	Ira I. Roxland, Esq.
	Sonnenschein Nath & Rosenthal LLP
	Fax:  (212) 768-6800

F. Jacob Cherien
Millennium India Acquisition Company Inc.
September 28, 2007
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